STOCK PLEDGE AGREEMENT

THIS STOCK PLEDGE AGREEMENT ("Pledge Agreement") is made September 5, 2006 by **Adsouth Partners, Inc.** ("Pledgor"), and **New Valu, Inc.**, with an office at 300 Plaza Drive, Vestal, New York as lender ("Lender").

BACKGROUND

WHEREAS, Pledgor together with Genco Power Solutions, Inc. (collectively "Borrower") and Lender have entered into a Loan Agreement dated as of May 8, 2006 (as amended and supplemented from time to time, the "Loan Agreement"), providing for a loan to Borrower; and

WHEREAS, Borrower has executed and delivered to Lender on May 8, 2006 a promissory note ("Note") evidencing the loan and setting forth the terms of repayment thereof; and

WHEREAS, Pledgor has agreed to execute and deliver to Lender this Pledge Agreement to secure Borrower's obligations under the Note; and

WHEREAS, all capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Note;

NOW, THEREFORE, in consideration of the foregoing premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Pledgor and Lender hereby agree as follows:

1. **Defined Terms.**

   "Borrower's Obligations" shall mean the obligation of Borrower to Lender pursuant to the Note.

   Collateral" shall have the meaning assigned to it in Section 2 of this Pledge Agreement.

   "Event of Default" shall have the meaning assigned to it in the Note.

   "Stock" shall mean the shares of common stock listed on Schedule 1 hereto, together with all stock certificates, options or rights of any nature whatsoever that may be issued or granted to Pledgor in connection therewith while this Pledge Agreement is in effect.

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"*UCC*" shall mean the New York Uniform Commercial Code, as now and hereafter in effect.

2.   **Grant of Security Interest.**   As collateral security for the prompt payment of Borrower's Obligations, Pledgor hereby grants and conveys to Lender a first security interest in and to the entire right, title and interest of Pledgor in and to the Stock, together with all cash, securities and other property at any time and from time to time received, receivable or otherwise distributed in respect of or in exchange or substitution for any or all of the Stock (all of the foregoing, hereinafter, the "Collateral").

3.   **Representations and Warranties.**   Pledgor represents and warrants and, so long as this Pledge Agreement is in effect, shall be deemed continuously to represent and warrant that: (a) each certificate representing each share of the Stock is genuine and each such share of the Stock is validly issued, fully paid and non-assessable, with no personal liability attaching to the ownership thereof; (b) Pledgor is the owner of the Stock free of any and all security interests, adverse claims, or other encumbrances, except the security interest granted to Lender herein; and (c) Pledgor is authorized to enter into this Pledge Agreements.

4.   **Covenants of Pledgor.**   Pledgor covenants and agrees with Lender that from and after the date of this Pledge Agreement and until all of Borrower's Obligations are finally and indefeasibly satisfied in full and the Lender's security interest in the Collateral is terminated:

(a)   **Further Documentation; Pledge of Instruments.**   At any time and from time to time, Lender is hereby authorized to file any and all such further instruments and documents and take such further action as Lender may reasonably deem desirable in obtaining the full benefits of this Pledge Agreement and of the rights and powers herein granted, including, without limitation, the filing of any financing or continuation statement under the UCC with respect to the security interests granted hereby.

(b)   **Limitation of Liens on Collateral.**   Pledgor will not create, permit or suffer to exist, and will defend the Collateral against and take such other action as is necessary to remove any lien, security interest, encumbrance, claim or right, in or to the Collateral, except as may be permitted in the Note.

(c)   **Restriction on Sale of Collateral.**   Pledgor will not sell, transfer, assign, deliver or otherwise dispose of any Collateral or any interest therein without the prior written consent of the Lender.

(d)   **Notices.**   Pledgor will advise Lender promptly, in reasonable detail, (i) of any lien or claim made or asserted against any of the Collateral, (ii) of any material change in the

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composition of the Collateral, and (iii) of the occurrence of any other event which would have a material adverse effect on the value of the Collateral or on the security interest created hereunder.

(e) **New Issuances.** Without the prior written consent of Lender, Pledgor will not vote to enable or take any other action to permit the issuers of the Stock to issue any stock or other equity securities of any nature or to issue any other securities convertible into or granting the right to purchase or exchange for any stock or other equity securities of any nature of such issuers, and Pledgor will cause such issuers to refrain from any such action.

5. **Voting Rights; Dividends; Etc.**

(a) Except as provided herein, the Pledgor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Stock for any purpose not inconsistent with the terms of this Agreement.

(b) Upon the occurrence and continuation of an Event of Default beyond applicable cure periods and after notice to the Pledgor, all rights of the Pledgor to exercise the voting and other consensual rights which Pledgor would otherwise be entitled to exercise shall be vested in the Lender, who shall thereupon have the sole right to exercise such voting and other consensual rights.

(c) Except as otherwise provided in Sections 9 and 11 hereof, the Pledgor shall be entitled to receive and retain any and all dividends and distributions in respect of the Collateral. Upon the occurrence and continuation of an Event of Default beyond any applicable cure period, dividends and distributions which are received by the Pledgor otherwise than in accordance with the terms hereof shall be received in trust for the benefit of the Lender, shall be segregated from other funds of the Pledgor and shall be forthwith paid over to the Lender in the same form as so received (with any necessary endorsement). If within two years after the Pledgor has received dividends and distributions, the Lender provides written notice to the Pledgor of the Lender's determination, and the basis for such determination, that such dividends and distributions have been made to the Pledgor otherwise than in accordance with the terms hereof, the Pledgor shall return such payments to the entity that made them.

(d) The Lender shall execute and deliver (or cause to be executed and delivered to the Pledgor) all such proxies and other instruments as the Pledgor may reasonably request for the purpose of enabling the Pledgor to exercise the voting and other rights which Pledgor is entitled to exercise pursuant to Section 5 (a) above and to receive the payments which Pledgor is authorized to receive and retain pursuant to Section 5 paragraph (c) above.

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6. **Lender's Appointment as Attorney-in-Fact.**

(a)   Pledgor hereby irrevocably constitutes and appoints Lender, and any agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of Pledgor and in the name of Pledgor or in its own name, from time to time in Lender's sole discretion, for the purposes of carrying out the terms of this Pledge Agreement upon the occurrence and during the continuance of an Event of Default, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Pledge Agreement and, without limiting the generality of the foregoing, hereby give Lender the power and right, on behalf of Pledgor to do the following:

(i)   To attend all meetings of the stockholders of the issuers of the Stock held from the date hereof and to vote any of the Stock at such meeting in such manner as Lender shall, in his sole discretion, deem appropriate, including, without limitation, in favor of the liquidation of any such issuer;

(ii)   To consent, in the sole discretion of the Lender, to any and all action by or with respect to any issuer of the Stock for which the consent of the stockholders of any such issuer is or may be necessary or appropriate;

(iii)   To, without limitation, do all things which the Pledgor can or could do as shareholders of the issuers of the Stock, giving the Lender full power of substitution and revocation;

(iv)   To pay or discharge taxes, liens, security interests or other encumbrances levied or placed on or threatened against the Collateral; and

(v)   Upon the occurrence and continuance of an Event of Default beyond any applicable cure period, (A) to receive payment of and receipt for any and all moneys, claims and other amounts due or to become due at any time in respect of or arising out of any Collateral; (B) to commence and prosecute any suits, actions, or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral or any part thereof and to enforce any other right in respect of any of the Collateral; (C) to defend any suit, action or proceeding brought against Pledgor with respect to any of the Collateral; (D) to settle, compromise, or adjust any suit, action or proceeding described above and, in connection therewith, to give such discharges or releases as Lender may deem appropriate in his sole discretion; and (E) generally to sell, transfer, pledge, make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though Lender were the absolute owner thereof for all purposes, and to do, at Lender's sole option, all acts and things

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which Lender deems necessary to protect, preserve or realize upon the Collateral and Lender's security interest therein, in order to effect the intent of this Pledge Agreement, all as fully and effectively as Pledgor might do.

This power of attorney is a power coupled with an interest and shall be irrevocable. Notwithstanding the foregoing, Pledgor further agrees to execute any additional documents which Lender may require in order to confirm this power of attorney, or which Lender may deem necessary to enforce any of its rights contained in this Pledge Agreement. This power terminates upon the full, final and indefeasible satisfaction of all of Borrower's Obligations.

(b)   The powers conferred on Lender hereunder are solely to protect its interests in the Collateral and shall not impose any duty upon it to exercise any such powers. Lender shall be accountable only for amounts that it actually receives as a result of the exercise of such powers and neither it nor any of its officers, directors, employees or agents shall be responsible to Pledgor for any act or failure to act, except for its own gross negligence or willful misconduct.

(c)   Pledgor also authorizes Lender to execute, in connection with the sale provided for in Section 11 of this Pledge Agreement, any endorsements, assignments or other instruments of conveyance or transfer with respect to the Collateral.

7.   **Delivery of Stock Certificates and Execution of Stock Power**.   Concurrently with the execution and delivery hereof, Pledgor is delivering to Lender all of the stock certificates for the Stock and executing and delivering to Lender stock powers for the implementation of the assignment, sale or other disposal of the Stock pursuant to Section 6 hereof.

8.   **Registered Holder of Stock**.

Upon the occurrence and during the continuance of an Event of Default beyond any applicable cure period, Pledgor authorizes Lender to transfer the Collateral or any part thereof into its own name or that of its nominee so that Lender or its nominee may appear on record as the sole owner of the Stock. After the occurrence of any Event of Default beyond any applicable cure period, Pledgor waives all rights to be advised of or to receive any notices, statements or communications received by Lender or its nominee as such record owner, and agrees that no proxy or proxies given by Lender to Pledgor or its designee shall thereafter be effective; provided that after such Event of Default has been cured, Lender shall deliver promptly to Pledgor all notices, statements or other communications received by it or its nominee as such registered owner, and upon demand and receipt of payment of necessary expenses thereof, shall give to Pledgor or its designee a proxy to vote and take all action with respect to such securities.

9. **Payments or Distributions.**

(a) Upon the occurrence and during the continuance of an Event of Default beyond any applicable cure period, Pledgor authorizes Lender to (i) receive any dividends or distributions on the Stock (including, without limitation, any stock issued as a result of any stock split or dividend, any capital distributions and the like), and to hold the same as part of the Collateral; (ii) receive any payment or distribution on the Stock upon redemption by, or dissolution and liquidation of, the issuer of any of the Stock; and (iii) surrender the Collateral or any part thereof in exchange for any payment or distribution provided for in subsection (ii) of this Section 9 (a), and to hold the net cash receipts from any such payment or distribution as part of the Collateral.

(b) If Pledgor receives any such payments or distributions, Pledgor will deliver same promptly to Lender on the same terms and conditions set forth in the foregoing Section to be held by Lender as part of the Collateral.

10. **Performance by Lender of Pledgor's Obligations.** If Pledgor fails to perform or comply in any material respect with any of their agreements contained in this Pledge Agreement and Lender, as provided for by the terms of this Pledge Agreement, shall itself perform or comply, or otherwise cause performance or compliance, with such agreement, the reasonable expenses of Lender incurred in connection with such performance or compliance shall be payable by Pledgor to Lender on demand and shall be included in Borrower's Obligations secured hereby.

11. **Remedies: Rights upon Event of Default.**

(a) Upon the occurrence and during the continuance of an Event of Default beyond any applicable cure period:

(i) All payments received by Pledgor under or in connection with any of the Collateral shall be held by Pledgor in trust for Lender, shall be segregated from other funds of Pledgor, and shall forthwith, upon receipt by Pledgor, be turned over to Lender, in the same form as received by Pledgor (duly indorsed by Pledgor to Lender, if required); and

(ii) Any and all such payments so received by Lender (whether from Pledgor or otherwise) may, in the sole discretion of Lender, be held by Lender as collateral security for Borrower's Obligations or, at such time or at any time thereafter, be applied, in whole or in part, by Lender against all or any part of Borrower's Obligations in such order as Lender shall elect. Any balance of such payments held by Lender and remaining after the full, final and indefeasible payment of all

Borrower's Obligations and the termination of the Note shall be paid over to Pledgor or to such party as may be lawfully entitled to receive the same.

(b) Upon the occurrence and during the continuance of an Event of Default, Lender may exercise, in addition to all other rights and remedies granted to it in this Pledge Agreement and in any other instrument or agreement securing, evidencing or relating to Borrower's Obligations, all rights and remedies of a secured party under the UCC. Lender may hold a private sale of the Stock and Lender may be the Purchaser of the Stock in exchange for release from all or a portion of the Loan to Borrower.

12. **Termination.** Upon the payment in full, of Borrower's Obligations, the Lender shall return, upon Pledgor's request and at Pledgor's expense, such of the Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof.

13. **Notices.** Any notice to Lender shall be deemed to have been duly given when sent by certified mail return receipt or by a recognized overnight courier, addressed to Lender at the address indicated above. Any notice to Pledgor hereunder shall be deemed to have been duly given when sent by certified mail return receipt or by a recognized overnight courier, addressed to Pledgor at the address set forth on the signature page hereto.

14. **No Waiver.** No course of dealing between Pledgor and Lender, nor any failure to exercise, nor any delay in exercising, on the part of Lender, any right, power or privilege hereunder or under the Note shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

15. **Care of Stock.** Lender hereby agrees to hold the Stock delivered by the Pledgor herewith and hereafter with reasonable care so as to ensure its safekeeping until the same shall be disposed of or returned in accordance herewith.

16. **Cumulative Remedies.** All of Lender's rights and remedies with respect to the Collateral, whether established hereby or by the Note, or by any other agreement or by law, shall be cumulative and may be exercised singularly or concurrently.

17. **Severability.** The provisions of this Pledge Agreement are severable, and if any clause or provision shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect only such clause or provision, or part thereof, in such jurisdiction, and shall not in any manner affect such clause or provision in any other jurisdiction, or any other clause or provision of this Pledge Agreement in any jurisdiction.

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18. **No Modification Except in Writing.** This Pledge Agreement is subject to modification and waiver only by writing signed by all of the parties hereto.

19. **Successors and Assigns.** The benefits and burdens of this Pledge Agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors and permitted assigns of the parties hereto.

20. **Governing Law.** The validity and interpretation of this Stock Pledge Agreement and the rights and obligations of the parties shall be governed by the laws of the State of New York without giving effect to its conflicts or choice of laws provisions.

21. **Headings.** The section headings contained in this Stock Pledge Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Stock Pledge Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Stock Pledge Agreement under seal as of the day and year first above written.

PLEDGOR:
Adsouth Partners, Inc.

By: _____

LENDER:
New Valu, Inc.

By: _____ VP

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